UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

(Amendment No. __)

VeraSun Energy Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

92336G106
(CUSIP Number)

December 31, 2006
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

CUSIP No. 92336G106
1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Eos Capital Partners III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER 4,763,368

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER 4,763,368

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,763,368

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.3%

12	TYPE OF REPORTING (SEE INSTRUCTIONS) PN

CUSIP No. 92336G106

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ECP General III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER 4,763,368

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER 4,763,368

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,763,368

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.3%

12	TYPE OF REPORTING (SEE INSTRUCTIONS) PN

CUSIP No. 92336G106

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ECP III, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER 4,763,368

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER 4,763,368

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,763,368

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.3%

12	TYPE OF REPORTING (SEE INSTRUCTIONS) OO

CUSIP No. 92336G106

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Eos Partners SBIC III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER 4,763,368

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER 4,763,368

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,763,368

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.3%

12	TYPE OF REPORTING (SEE INSTRUCTIONS) PN

CUSIP No. 92336G106

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Eos SBIC General III, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER 4,763,368

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER 4,763,368

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,763,368

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.3%

12	TYPE OF REPORTING (SEE INSTRUCTIONS) OO

CUSIP No. 92336G106

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Eos Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER 4,763,368

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER 4,763,368

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,763,368

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.3%

12	TYPE OF REPORTING (SEE INSTRUCTIONS) PN

CUSIP No. 92336G106

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Eos General, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER 4,763,368

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER 4,763,368

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,763,368

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.3%

12	TYPE OF REPORTING (SEE INSTRUCTIONS) OO

CUSIP No. 92336G106

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mark L. First

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER 4,763,368

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER 4,763,368

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,763,368

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.3%

12	TYPE OF REPORTING (SEE INSTRUCTIONS) IN

Item 1(a).	Name of Issuer: VeraSun Energy Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices: 100 22nd Avenue, Brookings, South Dakota 57006

Item 2(a).
Name of Person(s) Filing:

Eos Capital Partners III, L.P.
ECP General III, L.P.
ECP III, LLC
Eos Partners SBIC III, L.P.
Eos SBIC General III, L.L.C.
Eos Partners, L.P.
Eos General, L.L.C.
Mark L. First

Item 2(b).	Address of Principal Business Office or, if None, Residence: c/o Eos Capital Partners III, L.P. 320 Park Avenue New York, New York 10022

Item 2(c).	Citizenship or Place of Organization: See Item 4 of each cover page.

Item 2(d).	Title of Class of Securities: Common Stock, par value $0.01 per share

Item 2(e).	CUSIP Number: 92336G106

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

a.	☐ Broker or dealer registered under Section 15 of the Act.
b.	☐ Bank as defined in Section 3(a)(6) of the Act.
c.	☐ Insurance company as defined in Section 3(a)(19) of the Act.
d.	☐ Investment company registered under Section 8 of the Investment Company Act of 1940.
e.	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
f.	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
g.	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
h.	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
i.	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
j.	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.
Ownership

(a) Amount beneficially owned: The approximate percentages of shares of Common Stock reported as beneficially owned by the Reporting Persons are based upon 75,264,108 shares of Common Stock outstanding, as reported by the Company’s Form 10-Q dated November 6, 2006. Amounts shown as beneficially owned by Eos Capital Partners III, L.P. (“ECP III”) include 3,700,897 shares of Common Stock held by ECP III and 1,062,471 shares held by Eos Partners SBIC III, L.P. (“SBIC III”). ECP III, LLC is the general partner of ECP General III, L.P., the general partner of ECP III. Eos General, L.L.C. is the general partner of Eos Partners, L.P., which is the managing member of Eos SBIC General III, L.L.C., the general partner of SBIC III. Because each of these funds is ultimately under common management that shares the power to direct the voting and disposition of the shares, each of these entities may be deemed to share beneficial ownership of the shares owned by the others. Each of these entities disclaims this beneficial ownership of these shares, and this report shall not be deemed an admission that the Reporting Persons are the beneficial owners of the shares for purposes of Section 13 or for any other purpose, except to the extent of their pecuniary interest therein. Mark L. First is a director of the Company and a managing director of Eos Management, Inc. and its affiliates (“Eos”), which affiliates include ECP III and SBIC III. As a result, Mr. First may be deemed to share beneficial ownership of the shares of Common Stock owned by Eos. Mr. First disclaims beneficial ownership of such shares, and this report shall not be deemed an admission that Mr. First is the beneficial owner of the shares for purposes of Section 13 or for any other purpose, except to the extent of his pecuniary interest therein.

(b) Percent of class: See Item 11 of each cover page.

(c) Number of shares as to which the person has:

(i) Sole Power to vote or direct the vote: See Item 5 of each cover page.

(ii) Shared Power to vote or direct the vote: See Item 6 of each cover page.

(iii) Sole Power to dispose or direct the disposition of: See Item 7 of each cover page.

(iv) Shared Power to dispose or direct the disposition of: See Item 8 of each cover page.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.
Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following: ☐

Instruction. Dissolution of a group requires a response to this item.

Item 6.
Ownership of More than Five Percent on Behalf of Another Person:

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

See Item 4, above.

Item 7.
Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 2(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not Applicable.

Item 8.
Identification and Classification of Members of the Group:

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and the Item 3 classification of each member of the group. If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Not Applicable.

Item 9.
Notice of Dissolution of Group:

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.

Not Applicable.

Item 10.	Certification: Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2007	EOS CAPITAL PARTNERS III, L.P.

By: ECP General III, L.P., its general partner

By: ECP III, LLC, its general partner

	By:	/s/ Brian Young
Name: Brian Young
Title: Chairman

ECP GENERAL III, L.P.

By: ECP III, LLC, its general partner

By:	/s/ Brian Young
Name: Brian Young
Title: Chairman

ECP III, LLC

By:	/s/ Brian Young
Name: Brian Young
Title: Chairman

EOS PARTNERS SBIC III, L.P.

By: Eos SBIC General III, L.L.C., its general partner

By: Eos Partners, L.P., its managing member

By: Eos General, L.L.C., its general partner

By:	/s/ Brian Young
Name: Brian Young
Title: Managing Member

EOS SBIC GENERAL III, L.L.C.

By: Eos Partners, L.P., its managing member

By: Eos General, L.L.C., its general partner

By:	/s/ Brian Young
Name: Brian Young
Title: Managing Member

EOS PARTNERS, L.P.

By: Eos General, L.L.C., its general partner

By:	/s/ Brian Young
Name: Brian Young
Title: Managing Member

EOS GENERAL, L.L.C.

By:	/s/ Brian Young
Name: Brian Young
Title: Managing Member

MARK L. FIRST

/s/ Mark L. First

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT 1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1)(iii), we the undersigned agree that the Schedule 13G, to which this Joint Filing Agreement is attached as Exhibit 1, is filed on behalf of each of us.

Date: February 8, 2007	EOS CAPITAL PARTNERS III, L.P.

By: ECP General III, L.P., its general partner

By: ECP III, LLC, its general partner

	By:	/s/ Brian Young
Name: Brian Young
Title: Chairman

ECP GENERAL III, L.P.

By: ECP III, LLC, its general partner

By:	/s/ Brian Young
Name: Brian Young
Title: Chairman

ECP III, LLC

By:	/s/ Brian Young
Name: Brian Young
Title: Chairman

EOS PARTNERS SBIC III, L.P.

By: Eos SBIC General III, L.L.C., its general partner

By: Eos Partners, L.P., its managing member

By: Eos General, L.L.C., its general partner

By:	/s/ Brian Young
Name: Brian Young
Title: Managing Member

EOS SBIC GENERAL III, L.L.C.

By: Eos Partners, L.P., its managing member

By: Eos General, L.L.C., its general partner

By:	/s/ Brian Young
Name: Brian Young
Title: Managing Member

EOS PARTNERS, L.P.

By: Eos General, L.L.C., its general partner

By:	/s/ Brian Young
Name: Brian Young
Title: Managing Member

EOS GENERAL, L.L.C.

By:	/s/ Brian Young
Name: Brian Young
Title: Managing Member

MARK L. FIRST

/s/ Mark L. First